EXHIBIT 12.2

FORM 10-Q
PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Millions of Dollars)

	Nine Months Ended September 30	
	2002	**2001**
FIXED CHARGES		
Interest expense	$ **89.1**	$ 135.3
Facility and equipment rental	**1.2**	1.2
TOTAL FIXED CHARGES	$ **90.3**	$ 136.5
EARNINGS		
Income before income taxes	$ **27.1**	$ 8.1
Depreciation	**10.8**	9.8
	37.9	17.9
Fixed charges	**90.3**	136.5
EARNINGS AS DEFINED	$ **128.2**	$ 154.4
RATIO OF EARNINGS TO FIXED CHARGES	**1.42x**	1.13x